UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F
                      Application pursuant to Section 8(f)
                  of the Investment Company Act of 1940 ("Act")
                            and Rule 8f-1 thereunder
                        for Order Declaring that Company
                     Has Ceased to be an Investment Company.

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister:

         [X]  Merger
         [X]  Liquidation
         [ ]  Abandonment of Registration
              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]  Election of status as a Business Development Company
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:
         North American Funds


3.       Securities and Exchange Commission File No.:
         811-05797


4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application                [  ]    Amendment

5.       Address of Principal Executive Office:
         North American Funds, 286 Congress Street, Boston Massachusetts, 02210


6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:
         Peter E. Pisapia, 733 Third Avenue, New York, New York 10017,
        (212) 551-5655

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7.       Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

         SunAmerica Asset Management Corp., 733 Third Avenue,
         New York, New York 10017, (800) 858- 8850

         The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant's Investment Adviser and its Transfer Agent:

         American General Asset Management Corp. ("AGAM"), 286 Congress Street, Boston Massachusetts, 02210

         Applicant's Investment Adviser:    Transfer Agent:
         AGAM                               Boston Financial Data Services, Inc.

8.       Classification of fund:

         [X]  Management Company;
         [ ]  Unit investment trust
         [ ]  Face-amount certificate company

9.       Subclassification if the fund is a management company:

         [X]  Open-end    [  ]  Closed-end

10.      State law under which the fund was organized or formed:
         Funds organized as a business trust under the laws of the Commonwealth of Massachusetts


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser:
AGAM
Prior to March 10, 2000, CypressTree Asset Management Corporation, Inc. Prior to October 1, 1997, NASL Financial Services, Inc.

Sub-Adviser:
Subadvisory Agreements:

American General Investment Management, L.P. ("AGIM") AGIM was the subadvisor to the Strategic Income Fund, the Core Bond Fund, the U.S. Government Securities Fund, and the Money Market Fund since March, 2000, and of the High Yield Bond Fund since inception.

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Credit Suisse Asset Management, LLC. Credit Suisse Asset Management, LLC., was
subadvisor to the Small Cap Growth Fund ("CSAM"), is located at 466 Lexington Ave., New York, New York, 10017.

Founders Asset Management, LLC. Investment decisions for the Large Cap Growth Fund, International Small Cap Fund and Global Equity Funds were made by Founders Asset Management, LLC ("Founders"), located at 2930 East Third Avenue, Denver, Colorado 80206.

INVESCO Funds Group, Inc. ("INVESCO") INVESCO, with principal offices at 7800 E. Union Blvd., Denver, Colorado 80237, was the subadvisor to the Balanced Fund and the Mid Cap Growth Fund since March 2000.

Morgan Stanley Dean Witter Investment Management Inc. Morgan Stanley Dean Witter Investment Management Inc., with principal offices at 1221 Avenue of the Americas, New York, New York 10020, was the subadvisor to the International Equity Fund since April 1, 1999.

Neuberger Berman Management, Inc. ("NBM") 605 Third Avenue, Second Floor, New York, New York 10158-0180 NBM was the subadvisor for the Mid Cap Value Fund.

T. Rowe Price Associates, Inc., ("T. Rowe Price") 100 East Pratt St., Baltimore, MD 21202 T. Rowe Price was the subadvisor for the Science & Technology Fund.

Wellington Management Company, LLP Wellington Management Company, LLP, was the subadvisor to the Growth & Income Fund ("Wellington Management"), and is located at 75 State Street, Boston, Massachusetts 02109.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:


American General Funds Distributors, Inc. (AGFD) 286 Congress Street, Boston, Massachusetts Prior to March 10, 2000, CypressTree Funds Distributors, Inc. was the distributor to the Trust. Prior to October 1, 1997, NASL Financial Services, Inc. was distributor for the Trust (in such capacity, the "Former Distributor"). Prior to March 10, 2000, American General Distributors, Inc. ("AGD") served as the distributor for Mid Cap Value, Science & Technology, Small Cap Index, Socially Responsible, Stock Index, High Yield Bond, Municipal Money Market, Aggressive Growth LifeStyle, Moderate Growth LifeStyle and Conservative Growth LifeStyle Funds ("VALIC Funds").



13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es): Not applicable.

         (b)      Trustee's name(s) and address(es):   Not applicable.


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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]   Yes      [X]   No

         If Yes, for each UIT state:

         Name(s):

         File No.:  811- _______

         Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]   Yes      [ ]   No

         If Yes, state the date on which the board vote took place:
                  August 2nd and 3rd, 2001


                  If  No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes      [ ]  No

                  If Yes, state the date on which the shareholder vote took place: November 7, 2001


                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]   Yes      [ ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions: November 14, 2002


         (b)   Were the distributions made on the basis of net assets?

                  [ ]  Yes      [X]   No




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         (c)      Were the distributions made pro rata based on share ownership?

                  [X]   Yes      [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:



                  Were any distributions to shareholders made in kind?

                  [ ]   Yes      [X]   No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:   Not applicable.



         Has the fund issued senior securities?

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]   Yes      [ ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]   Yes      [X]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



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III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         [ ]   Yes      [X]   No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)   Why has the fund retained the remaining assets?

         (c)   Will the remaining assets be invested in securities?

                  [ ]   Yes      [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]   Yes      [X]   No

         If Yes,

         (a)   Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?



IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)  List the expenses incurred in connection with the Merger or Liquidation:

              (i)   Legal expenses:         $ 2,526,000

              (ii)  Accounting expenses:    $ 327,000

              (iii) Other expenses (list and identify separately):
                       Printing, Tabulation and Mailing $  2,278,000
                    Transfer Agency: $300,000
                    Blue Sky Registration: $377,000

                    Other:                    $ 0

              (iv)  Total expenses (sum of lines (i) - (iii) above): $ 5,808,000



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         (b)   How were those expenses allocated?  Investment Advisor(see below)
               bore the expenses.


         (c)   Who paid those expenses?   SunAmerica Asset Management Corp.
               (Investment Advisor) bore all expenses in connection with
                the reorganization


         (d) How did the fund pay for unamortized expenses (if any)? Any unamortized expenses were expensed and reimbursed by the
                Adviser, American General Asset Management Corp.




23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X]      Yes      [ ]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         Form:    N-14
         File No: 333-67842, 333-67844, 333-67840, 333-67880, 333-67856
         Filing Date: October 3, 2001


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]   Yes      [X]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]   Yes      [X]   No

         If Yes, describe the nature and extent of those activities:



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VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:
         SunAmerica Style Select Series, Inc., SunAmerica Strategic Investment Series, Inc., SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

SunAmerica Strategic Investment Series, Inc. 333-67842

SunAmerica Style Select Series, Inc. 333-67844

SunAmerica Income Funds 333-67840

SunAmerica Equity Funds    333-67880

SunAmerica Money Market Funds, Inc. 333-67856

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


         Form:    N-14
         File No: 333-67842, 333-67844, 333-67840, 333-67880, 333-67856
         Filing Date: October 3, 2001

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:





                                  VERIFICATION


         The undersigned states that:


         (i)      he has executed this Form N-8F  application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the North American Funds,


         (ii) he is the Vice President and Assistant Secretary of SunAmerica Style Select Series, Inc., SunAmerica Strategic Investment Series, Inc., SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., and


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         (iii)    all  actions by  shareholders,  directors,  and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

         The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


         /s/ Peter E. Pisapia                               October 25, 2002
         --------------------                               --------------------
                                                             Date
         Vice President and Assistant Secretary



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